Exhibit 99.1

AMAYA ANNOUNCES FOURTH QUARTER AND FULL YEAR 2016 EARNINGS RELEASE DATE AND CONFERENCE CALL AND WEBCAST DETAILS

MONTREAL, Canada, March 9, 2017 – Amaya Inc. (Nasdaq: AYA; TSX: AYA) today announced that it will release its financial results for the fourth quarter and full year ended December 31, 2016 prior to the start of trading on Wednesday, March 22, 2017 and will host a conference call and webcast at 8:30 a.m. ET to discuss the same. Rafi Ashkenazi, Amaya’s CEO, will chair the call.

•	To access via tele-conference, please dial 1-877-407-0789 or 1-201-689-8562 ten minutes prior to the scheduled start of the call.

•	The playback will be made available two hours after the event at 1-844-512-2921 or 1-412-317-6671. The Conference ID number is 13657320.

•	To access the webcast please use the following link: http://public.viavid.com/index.php?id=123320

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands have more than 108 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

For further information:

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com;

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com